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                              October 15, 2021

       John Maxwell
       Director
       Wejo Group Ltd.
       Canon   s Court, 22 Victoria Street
       Hamilton HM12, Bermuda

                                                        Re: Wejo Group Ltd.
                                                            Amendment No. 3 to
Registration Statement on Form S-4
                                                            Filed October 7,
2021
                                                            File No. 333-257964

       Dear Mr. Maxwell:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 24, 2021 letter.

       Amendment No, 3 to Form S-4

       Material U.S. Federal Income Tax Considerations of the Business Combination to Holders of
       Wejo Shares, page 137

   1. In response to prior comment 4, you disclose the following on page 139: "For U.S. federal income tax purposes,
subject to the PFIC rules discussed below, the surrender by holders of Wejo shares and the
acquisition of Company Common Shares by holders of Wejo
                                                        shares in exchange
therefor resulting from the Wejo Purchase, taken together with the
                                                        Merger and the PIPE
Investment, should qualify as a Section 351 Exchange" and "[a] U.S.
                                                        holder that owns Wejo
shares and that exchanges such Wejo shares for Company
                                                        Common Shares as a
result of the Wejo Purchase generally should not recognize gain or loss." Please support
these representations regarding the tax free nature of the exchange of
 John Maxwell
Wejo Group Ltd.
October 15, 2021
Page 2
      Wejo shares for company common stock with an opinion of counsel.
       You may contact Ryan Rohn, Senior Staff Accountant, at (202) 551-3739 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff
Attorney, at (202) 551-3297 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.



                                                          Sincerely,
FirstName LastNameJohn Maxwell
                                                          Division of
Corporation Finance
Comapany NameWejo Group Ltd.
                                                          Office of Technology
October 15, 2021 Page 2
cc:       Jackie Cohen, Esq.
FirstName LastName